EXHIBIT 99.1
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                       CANADIAN NATURAL RESOURCES LIMITED
                   INCREASES DIVIDEND FOR FOURTH STRAIGHT YEAR
          CALGARY, ALBERTA - FEBRUARY 25, 2004 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.20 (twenty cents) per share. The dividend will be payable April 1, 2004 to shareholders of record at the close of business on March 12, 2004.

The increase to C$0.80 from C$0.60 per share annually, represents a 33% increase in the dividend rate, which recognizes the strength of Canadian Natural's cash flow and provides an increased return to our shareholders. This marks the fourth year of dividend distributions by Canadian Natural and the third consecutive year the distribution has been increased.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.





For further information, please contact:

                    CANADIAN NATURAL RESOURCES LIMITED 2500,
                              855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

         TELEPHONE:     (403) 514-7777                           ALLAN P. MARKIN
                                                                        Chairman

         FACSIMILE:     (403) 517-7370                          JOHN G. LANGILLE
         EMAIL:         investor.relations@cnrl.com                    President
         WEBSITE:       www.cnrl.com
                                                                   STEVE W. LAUT
                                                         Chief Operating Officer
         TRADING SYMBOL - CNQ
         Toronto Stock Exchange                                  COREY B. BIEBER
         New York Stock Exchange                                        Director
                                                              Investor Relations



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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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